EXHIBIT 99.1(b)

Authorization of the Establishment of Variable Accounts

                                                                 EXHIBIT 99.1(b)


OFFICE MEMORANDUM                [Logo of Pacific Mutual Life Insurance Company]

DATE      September 16, 1994

TO        Ms. Marilee Roller and Mr. Glenn S. Schafer

FROM      Ms. Diane N. Ledger

SUBJECT Authorization of the Establishment of Variable Accounts - Pacific Corinthian Life Insurance Co.

We respectfully request that the following be authorized on behalf of Pacific Corinthian Life Insurance Company:

1. The establishment of five additional Variable Accounts within the Pacific Corinthian Variable Separate Account. Each Variable Account is to invest exclusively in shares of each of the Managed Bond, High Yield Bond, Growth LT, Equity Index and International Series of the Pacific Select Fund, respectively.

2.   The objectives of the Series are as follows:

     a. Managed Bond - to maximize total return, consistent with prudent investment management.

     b. High Yield Bond - to seek a high level of current income.

     c. Growth LT - long-term growth of capital in a manner consistent with the preservation of capital.

     d. Equity Index - to provide investment results that correspond to the total return performance of common stocks that are publicly traded in the United States.

     e. International - to seek long-term capital appreciation primarily through investment in equity securities of corporations domiciled in countries other than the United States.


Authorized by: /s/ MARILEE ROLLER                      Date:  September 16, 1994
               Marilee Roller
               President and Chief Operating Officer

Authorized by: /s/ GLENN S. SCHAFER                    Date:  September 16, 1994
               Glenn S. Schafer
               Director and
               Chief Financial Officer